SAGE

24 March 2004

04030950

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

Attention : Filings Desk

Dear Sir

SUPPL

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of Sage Group Limited's results for the year ended 31 December 2003.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

D.B. GREEN

Received by: ______________________ Date: ______________

U:\EElsmore\SEC USA.doc

SEC MAIL RECEIVED PROCESSING
JUN 17 2004
WASH. D.C. 155 SECTION

dw 6/23

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za
Website www.sage.co.za • Reg no 1970/010541/06

SAGE GROUP LIMITED

Results for the year ended 31 December 2003

- SA business stabilised despite a difficult year
- Return to profitability following restructuring and rationalisation
- New business impacted, but significant second half improvement
- Positive impact from good investment performance
- Balance sheet strengthened
- Strategic review completed as a base for profitable growth

Financial highlights

		12 months 31 December 2003 Audited	9 months 31 December 2002 Audited
Total earnings/(loss)	Rm	74,6	(239,5)
Total earnings/(loss) per share	cents	28,7	(159,8)
Headline earnings/(loss)	Rm	61,2	(48,0)
Headline earnings/(loss) per share	cents	23,5	(32,0)
Average number of shares in issue (excluding treasury shares)	million	260,0	149,8
Sage Life embedded value	Rm	1 341,9	1 331,7
Group embedded value	Rm	804,4	573,9
Group embedded value per share	cents	222	370
Total number of shares in issue (excluding treasury shares)	million	362,3	155,0
Debt at Group level	Rm	500,4	757,2
CAR – Sage Life	times	2,15	1,53
SA activities			
– Total assets under management	Rm	10 566,5	9 975,3
– New business volumes[1]	Rm	1 338,7	1 823,5
– Life new business APE[2]	Rm	329,3	336,2

1 New business volumes: total life new business plus external unit trust sales.
2 APE: Annual Premium Equivalent – equal to new recurring premiums (including automatic increase premiums) plus 10% of single premiums.

The preliminary report, as published on SENS, is available at www.sage.co.za. The annual financial statements of Sage Group Limited and Sage Life Limited will be available on the website by Friday 19 March 2004. The Sage Group Limited annual report will be posted to shareholders on 31 March 2004.

17 March 2004

www.sage.co.za

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code: SGG ISIN: ZAE 000006623

an exciting journey has begun

mbc 1459